UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Gentiva Health Services, Inc.

(Name of Subject Company)

Kindred Healthcare Development 2, Inc.

(Offeror)

Kindred Healthcare, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

37247A102

(CUSIP Number of Class of Securities)

Joseph L. Landenwich, Esq.

Co-General Counsel and Corporate Secretary

680 South Fourth Street

Louisville, Kentucky 40202

502-596-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ethan A. Klingsberg, Esq.

Benet J. O’Reilly, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$573,388,275.50	$73,852.41

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 36,841,371 shares of common stock of Gentiva Health Services, Inc. (“Gentiva”) issued and outstanding as of May 7, 2014 as set forth in Gentiva’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 12, 2014 (the “Form 10-Q”), less 100 shares of Gentiva common stock owned by Kindred Healthcare, Inc. (“Kindred”) and its affiliates and (2) 2,702,748 shares of common stock of Gentiva subject to issuance pursuant to exercisable options, per the Form 10-Q.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$73,852.41	Filing Party:	Kindred Healthcare, Inc. and Kindred Healthcare Development 2, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 17, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 17, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by Kindred Healthcare, Inc. (“Kindred”), a Delaware corporation, and Kindred Healthcare Development 2, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Kindred. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.10 per share (together with the associated preferred share purchase rights, the “Shares”), of Gentiva Health Services, Inc., a Delaware corporation (“Gentiva”), at $14.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2014, (as subsequently amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as subsequently amended and restated from time to time) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9; Items 11 through 12.

Items 1 through 9 and Items 11 through 12 are hereby amended and supplemented to read as follows:

1)	The first paragraph of section 8 entitled “Certain Information Concerning Gentiva” is hereby amended and supplemented to read as follows:

“Except as otherwise expressly set forth in this Offer to Purchase, the information concerning Gentiva contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Kindred, the Purchaser, the Dealer Manager, the Information Agent and the Depositary have relied upon the accuracy and completeness of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy or completeness of such information and cannot verify any failure by Gentiva to disclose events which may have occurred or may affect the significance or accuracy of such information, but which are unknown to Kindred, the Purchaser, the Dealer Manager, the Information Agent or the Depositary.”

2)	The first paragraph of section 14 entitled “Conditions of the Offer” is hereby amended and supplemented to read as follows:

“Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date the Minimum Tender Condition, the Merger Agreement Condition, the Section 203 Condition, the Antitrust Condition, the Rights Condition or the Impairment Condition shall not have been satisfied, or if, at any time on or after the date of this Offer to Purchase and before the Expiration Date, any of the following conditions exist:”

3)	The penultimate paragraph of section 14 entitled “Conditions of the Offer” is hereby amended and supplemented to read as follows:

“(x) any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the matters described or referred to in “The Offer — Section 15 — Certain Legal Matters; Regulatory Approvals”) shall not have been obtained on terms reasonably satisfactory to Kindred and the Purchaser or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.”

4)	The first paragraph of section 18 entitled “Miscellaneous” is hereby amended and supplemented to read as follows:

“The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any state in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such state. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such state and extend the Offer to holders of Shares in such state.”

5)	The penultimate paragraph of Exhibit (a)(1)(E) to the Schedule TO is hereby amended and supplemented to read as follows:

“The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any state in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such state.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

“The Offer – Section 11 – Background of the Offer; Other Transactions with Gentiva” is amended by inserting after the last paragraph thereof the following:

“On June 27, 2014, following marketplace reports that Gentiva may be pursuing an acquisition of Amedisys, Inc., Mr. Diaz sent the following letter to Messrs. Windley and Strange:

June 27, 2014

Rodney Windley

Executive Chairman

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Tony Strange

Chief Executive Officer, President and Director

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Dear Rod and Tony:

We are writing to you, and the entire board of directors of Gentiva, regarding the reports in the marketplace that Gentiva may be pursuing an acquisition of Amedisys (NASDAQ: AMED). We are concerned that, while refusing to discuss Kindred’s highly attractive cash offer, the Gentiva board may be pursuing a course that would disenfranchise its shareholders through a value-destroying and highly levered transaction with Amedisys.

We believe it is incumbent on the Gentiva board, in fulfilling its fiduciary duty to its shareholders, to sit down with Kindred immediately and explore our value-enhancing proposal before entering into any agreement that could impair the value of, or preclude, a Kindred-Gentiva combination.

As you know, our all-cash offer of $14.50 per share represents a 70% premium to Gentiva’s closing share price on May 14, 2014 (the day prior to Kindred making its proposal public), and would deliver immediate and certain value to Gentiva shareholders. In addition, we have expressed a willingness to offer cash and stock in a structure that would allow Gentiva shareholders to participate further in the synergies and upside potential of the proposed combination (which many Gentiva shareholders have told us they would prefer). We have also indicated that we would be prepared to consider increasing the value of our offer if Gentiva were to commence discussions and demonstrate additional value.

Even before the Amedisys reports were brought to our attention, we listened with interest to the remarks of Gentiva’s Chief Financial Officer, Eric Slusser, at the Wells Fargo Healthcare Conference, particularly his statements indicating that a vertically integrated post-acute care provider would be best positioned to deliver effective care in the long run. This is one of the many reasons why we believe the proposed combination of Kindred and Gentiva makes so much sense.

A Kindred-Gentiva combination would offer the benefits of vertical integration and position our combined company to provide integrated post-acute care at lower cost to a much broader range of patients. As both Gentiva and Amedisys focus exclusively on home health and hospice care, such a combination would not similarly advance the interests of patients or position Gentiva at the forefront of changes to the U.S. healthcare delivery system.

We note that Kindred has an outstanding track record of successfully integrating acquisitions, including most recently RehabCare and Senior Home Care. In contrast to Kindred, both Gentiva and Amedisys have experienced integration challenges in the past. We believe the combination of Kindred and Gentiva would have minimal execution risk and a high likelihood of swift and seamless integration.

Kindred remains firmly committed to the proposed combination with Gentiva, but we take our responsibilities to our shareholders very seriously. If Gentiva were to move forward with any other transaction, Kindred would review the outstanding $14.50 cash offer and consider revising or withdrawing it.

As we have stated repeatedly over the last six weeks, we would strongly prefer to work with the Gentiva board to reach a negotiated agreement. We have repeatedly requested meetings with you, and are prepared to meet with you and your advisors as soon as is practicable. We once again call upon your board to immediately commence good-faith discussions with Kindred, so that our companies can move forward with a combination that serves the interests of all our stakeholders.

Sincerely,

Paul J. Diaz

Chief Executive Officer

Kindred Healthcare, Inc.

cc: Phyllis R. Yale, Chair of the Board

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(C)	Text of press release issued by Kindred, dated June 27, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2014

KINDRED HEALTHCARE, INC.

By:	/s/ Joseph L. Landenwich
Name:	Joseph L. Landenwich
Title:	Co-General Counsel and Corporate Secretary

KINDRED HEALTHCARE DEVELOPMENT 2, INC.

By:	/s/ Joseph L. Landenwich
Name:	Joseph L. Landenwich
Title:	Co-General Counsel and Corporate Secretary

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase dated June 17, 2014.†

(a)(1)(B)	Form of Letter of Transmittal.†

(a)(1)(C)	Form of Notice of Guaranteed Delivery.†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(1)(F)	Form of summary advertisement dated June 17, 2014.†

(a)(5)(A)	Text of press release issued by Kindred, dated June 16, 2014.(1)

(a)(5)(B)	Text of press release issued by Kindred, dated June 25, 2014.(2)

(a)(5)(C)	Text of press release issued by Kindred, dated June 27, 2014.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

†	Previously filed
(1)	Incorporated by reference to the Schedule TO-C filed by Kindred Healthcare, Inc. on June 16, 2014
(2)	Incorporated by reference to the Current Report on Form 8-K filed by Kindred on June 25, 2014